Mountain Crest Acquisition Corp. II

311 West 43rd Street

12th Floor

New York, NY 10036

October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Mountain Crest Acquisition Corp. II

Registration Statement on Form S-4

Filed April 23, 2021, as amended

Registration No. 333-255493

Dear Ms. Hamill:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Mountain Crest Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. eastern time on October 12, 2021 or as soon as practicable thereafter.

Very truly yours,

MOUNTAIN CREST ACQUISITION CORP. II

/s/ Suying Liu
Suying Liu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Loeb & Loeb LLP

Mitchell Nussbaum

Andrei Sirabionian